FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated December 10, 2008.

Exhibit 1

DRYSHIPS CANCELS ACQUISITION OF FOUR PANAMAX DRYBULK CARRIERS AND PROVIDES UPDATE ON THE SALE OF M/V LACERTA

December 10, 2008, ATHENS, GREECE - DryShips Inc. (NASDAQ: DRYS) a global provider of marine transportation services for drybulk cargoes announced today that it has agreed to cancel the previously declared acquisition of four Panamax dry bulk carriers, which was announced on July 3 2008, from companies beneficially owned by George Economou, Chairman and CEO of DryShips Inc.  The aggregate purchase price of US$ 400 million would have represented a significant cash outflow from the Company’s cash reserves given that the Company had not obtained bank financing for the acquisition. The Audit Committee of DryShips Inc. concluded that due to the significant deterioration in the dry bulk market since the time the agreements were entered into, it would not be in the best interest of DryShips Inc. to consummate the transaction.   The Company will seek to amend, wherever possible, the contracts regarding dry bulk acquisition and newbuilding commitments, potentially resulting in significant capital expenditure savings.

As part of the agreement, the selling companies will retain the deposits totaling $ 55 million for the four vessels, comprised of (i) a 75,228 dwt Panamax vessel built in 2008 (ii) a 75,204 dwt Panamax vessel built in 2007 (iii) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the fourth quarter of 2008 and (iv) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the first quarter of 2009.

Moreover, DryShips Inc. has entered into an agreement with the selling companies of the above vessels, providing DryShips Inc. with the exclusive option to purchase the abovementioned four Panamax dry bulk carriers on an en bloc basis at a fixed purchase price of US$ 160 million.   The exclusive purchase option granted to DryShips Inc. by the Seller will terminate on December 31, 2009.  In consideration of the cancellation of the acquisitions and the exclusive purchase option granted to the Company, DryShips Inc. has paid to each of the selling companies an additional fee in cash amounting on average to US$ 26.25 million per vessel.  The agreement was negotiated and approved by a committee consisting of the independent members of the Company’s Board of Directors.

In addition, the previously announced sale of the M/V Lacerta a 1994 built 71,862 dwt Panamax drybulk carrier for a price of approximately $55.5 million will not close due to the Buyer’s decision to not perform its obligations under the Memorandum of Agreement.  DryShips Inc. intends to pursue all legal remedies against the Buyer.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 38  drybulk carriers in the water comprising 7  Capesize, 29  Panamax, 2 Supramax and 5 newbuilding drybulk vessels with a combined deadweight tonnage of over  3.4 million tons, 2 ultra deep water semi-submersible drilling rigs and 2 ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “DRYS”.

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: December 10, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer